Exhibit 99.1

NEWS RELEASE

Microsoft Executive Bobby Yerramilli-Rao Joins GlobalFoundries

Board of Directors

Executive with deep understanding of technology strategy brings experience leading corporate growth

Malta, New York, March 3, 2021 – GlobalFoundries Inc. (Nasdaq: GFS) (GF) today announced the appointment of Bobby Yerramilli-Rao as an independent director of the company’s board of directors. Dr. Yerramilli-Rao is currently chief strategy officer and corporate vice president of corporate strategy at Microsoft, where he is responsible for developing and driving growth-oriented strategies.

Dr. Yerramilli-Rao’s appointment is effective immediately and expands the GF board to 11 directors, including five independent directors. He will be a member of the Strategy & Technology Committee.

“We are delighted to welcome Bobby to GF’s board of directors,” said Ahmed Yahia Al Idrissi, board chair of GF. “As technology becomes more pervasive in our everyday life, and as GF embarks on the next phase of its growth journey to better serve our customers, Bobby’s distinctive perspectives and capabilities will be a welcome addition to our board. His experience in leadership roles in software, bioscience, communications and other fast-growing sectors will certainly help shape GF’s next chapter of innovation and growth.”

“As GF continues to focus on redefining innovation in semiconductor technology and manufacturing, Bobby broadens our strategic and technology expertise to advance our long-term growth strategy,” said Tom Caulfield, CEO of GF. “Bobby brings a deep understanding of technology strategy and solutions execution that will help catalyze value creation and expand our reach to meet the future needs of our customers.”

Prior to joining Microsoft in 2020, Dr. Yerramilli-Rao served as co-founder and managing partner of Fusion Global Capital, which focused on accelerating the growth of emerging software and cloud computing companies. Before that, he served as corporate strategy director of Vodafone Group responsible for strategy globally and acquisitions related to digital services. He spent more than a decade in the at McKinsey & Company rising to partner and co-leader of the TMT practice.

Dr. Yerramilli-Rao is currently a member of the board of directors of Cambridge Epigenetix, a privately held biosciences company. He received a master’s degree in Electrical Engineering from the University of Cambridge and a Doctorate in Robotics from the University of Oxford.

More information about GF’s board of directors can be found here.

About GF

GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Contact:

Erica McGill

GlobalFoundries

(518) 795-5240

erica.mcgill@gf.com